                      Filed by Board of Trade of the City of Chicago (CBOT) Subject Company - Board of Trade of the City of Chicago Pursuant to Rule 425 under the Securities Act of 1933 File No. 132-01854

The following press release will be distributed on June 28, 2000.

FOR IMMEDIATE RELEASE                            David Prosperi
                                                 312-435-3456
                                                 Katherine Spring
                                                 312-475-5987


CBOT MEMBERSHIP OVERWHELMINGLY APPROVES HISTORIC STEP IN RESTRUCTURING INITIATIVE WITH NEARLY 91% FAVORABLE VOTE

Exchange moves towards implementation of remaining steps of restructuring strategy

CHICAGO, June 28, 2000 - Chicago Board of Trade members today overwhelmingly voted in favor of implementation of the initial step of the Exchange's strategy to restructure as a for-profit, demutualized organization, with 90.7% of the votes cast in support. This initial step will allow the CBOT to reincorporate as a Delaware non-stock, not-for-profit corporation, which will serve to facilitate the CBOT's future restructuring efforts.

CBOT Chairman David Brennan said, "I applaud the CBOT membership for embracing change and coming together in support of this historic initiative. CBOT members have once again demonstrated their commitment to this institution, its future and its legacy. This is a tremendous vote of confidence in the direction our exchange is headed. By reincorporating in Delaware, which will provide us greater flexibility, and modernizing our corporate governance structure, we can take control of our destiny and emerge as the industry's most nimble, proactive and dynamic futures exchange."

Interim President & CEO Dennis Dutterer said, "This is the dawn of a new era for the CBOT. It is with great confidence that our management team will continue to work closely with the Board of Directors and the Implementation Committee to develop the remaining terms of the overall restructuring."

Re-incorporation efforts are being initiated. Reincorporating in Delaware is considered a key step in any CBOT's restructuring plan the CBOT may implement. The CBOT Board of Directors approved the Exchange's overall restructuring strategy on January 19, 2000. Once the remaining terms of the overall restructuring have been developed, a second membership vote will be conducted at a later date.


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed with or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of the Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention: Office of the Secretary, Telephone: (312) 435-3605, Facsimile:
(312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

                                      ###

The following statement will be recorded and available for playback by telephone on and after June 28, 2000.


                          HOTLINE ANNOUNCEMENT

Results are as follows for the June 28, 2000 Chicago Board of Trade membership ballot/proxy vote.

                              PROPOSITIONS
                              ------------

With respect to the initial step of the restructuring as described in the document entitled "Chicago Board of Trade Restructuring - Step One - Ballot Disclosure"

PASSED

By a vote of 1104 4/6 "In Favor"
          to 103 2/6 "Against"

The CBOT urges you to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring, when it becomes available, as well as the other documents that the CBOT has filed or will file with the SEC, because they contain or will contain important information. You may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov, or from the Office of the Secretary at the CBOT.

Thank you for calling.

The following letter will be distributed to CBOT members and membership interest holders on June 29, 2000.

June 28, 2000                                   [LOGO OF CHICAGO BOARD OF TRADE]


Mr. David P. Brennan
Chairman of the Board
Board of Trade
Of the City of Chicago

Dear Sir:

The undersigned tellers were appointed to receive and count the ballot/proxy votes cast this day and hereby submit the following report:

                                 PROPOSITIONS
                                 ------------

With respect to the initial step of the restructuring as described in the document entitled "Chicago Board of Trade Restructuring - Step One - Ballot Disclosure" (The "Ballot Disclosure"), the following propositions:

     (1) approve the election by the CBOT to accept and be governed by the NFP Act as set forth in the Ballot Disclosure;

     (2) approve the amendment to the CBOT's special charter as set forth in the Ballot Disclosure; and

     (3) approve the reincorporation merger of the CBOT in Delaware as set forth in the Ballot Disclosure.

                          AM                        REGULAR   TOTAL
                          --                        -------   -----

                          Total      Count
                          -----      -----
Total number of
 ballot/proxies cast      471        78 3/6         1139      1217 3/6
                          ---        ------         --------  --------

      Ballot/Proxies FOR  394        65 4/6         1039      1104 4/6
                          ---        ------         --------  --------

  Ballot/Proxies AGAINST  74         12 2/6         91        103 2/6
                          ---        ------         --------  --------

                  BLANKS  3                         9
                          ---                       --------

                MAJORITY  FOR                       1001 2/6
                          ---                       --------

Each ballot/proxy shall serve as a written ballot pursuant to Rules 105.00 and Rule 109.00 of the CBOT Rules & Regulations with respect to Propositions (1) and
(2) above and shall serve as a Proxy Ballot pursuant to Rule 111.00 and Regulation 111.01 of the CBOT Rules & Regulations with respect to Proposition
(3) above. Proxy Ballots will be voted at the special meeting of members to be conducted on July 7, 2000.

                                 T E L L E R S

/s/ John J. Biedrow                        /s/ J XXXXXXXX
----------------------------               ----------------------------

/s/ XXXXXXXXXXXXX                          /s/ Robert Nelson
----------------------------               ----------------------------

/s/ Joseph W. XXXXXX                       /s/ Daniel F. Cyainski
----------------------------               ----------------------------


                                           /s/ Paul J. Draths
                                           Paul J. Draths
                                           Vice President and Secretary

The compilation of the June 28, 2000 ballot/proxy results was supervised and monitored by Deloitte & Touche LLP.

                                                     /s/ Deloitte & Touche
                                                  ---------------------------
                                                     Deloitte & Touche LLP



We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following letter will be distributed to CBOT members and membership interest holders on June 29, 2000.

                                 June 29, 2000
Dear Fellow Members:

On behalf of the Board of Directors, I am extremely pleased by the membership's overwhelming vote in support of implementation of the initial step of our overall restructuring strategy. This is a historic time for the CBOT, and your vote demonstrates the confidence you have placed with the Board of Directors, the Implementation Committee and our staff to position the Chicago Board of Trade to compete and to win.

Your approval of the initial step of the restructuring strategy will allow us to reincorporate the CBOT in Delaware as a Delaware non-stock, not-for-profit corporation. This is a necessary first step of our restructuring strategy, which will provide us flexibility with respect to implementation of the overall restructuring strategy. Further, implementation of this step will allow us to move forward with development of our plans to position our members to own the future by creating the best possible open outcry and electronic trading businesses.

We entered this year with a bold plan for the future of this institution. Our industry is changing, and we must embrace that change if we are to reinvent ourselves. We have an opportunity to dominate the future and I believe our restructuring plan gives us that chance.

Like you, I believe in the Chicago Board of Trade, its history as a market leader, and in the wisdom of its members to see this opportunity and grab it. I see a bright future for all of us as members. That is why I will seek your continuing support for implementation of our restructuring as we move forward with a plan that is in keeping with the CBOT's tradition of industry leadership in an increasingly global and technologically advanced marketplace.

If you have any questions on any aspect of our restructuring initiative, you can contact us via a variety of ways listed below.

                                      Sincerely,


                                      /s/ David P. Brennan
                                      David P. Brennan
Email:     restructuring@cbot.com
           ----------------------
Hotline:   (847) 326-0926
Phone:     (312) 347-5102
Fax:       (312) 341-5810
Mail:      CBOT Restructuring
           4015 Board of Trade Building
           Chicago, IL 60604


We urge CBOT members and membership interest holders to read the Registration Statements on Form S-4, including the proxy statement/prospectus contained within the Registration Statements, regarding the CBOT restructuring referred to herein or in connection herewith, when it becomes available, as well as the other documents that the CBOT has filed or will file with the Securities and Exchange Commission, because they contain or will contain important information. CBOT members and membership interest holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, and other documents filed by the CBOT at the Commission's web site at www.sec.gov, or from the CBOT by directing such request in writing or by telephone to: Board of Trade of the City of Chicago, 141 W. Jackson Blvd., Chicago, Illinois 60604-2994, Attention:
Office of the Secretary, Telephone: (312) 435-3605, Facsimile: (312) 347-3827. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made by means of a prospectus meeting the requirements of
Section 10 of the Securities Act of 1933, as amended.